UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-14958

NATIONAL GRID plc
(Translation of registrant’s name into English)

1-3 Strand
London WC2N 5EH, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒  Form 20-F      ☐  Form 40-F

INCORPORATION BY REFERENCE
This report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-281812) and each of the registration statements on Form S-8 (File Nos. 333-293892, 333-184558, 333-175852, 333-170716, 333-155527, 333-149828, 333-107727, 333-103768, 333-97249, 333-65968 and 333-33094) of National Grid plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. None of the websites referred to in this report, including where a link is provided, nor any information contained on, or accessible through, such websites, is incorporated by reference into this report or any such registration statement.

Please see Exhibit 99.1 Announcement sent to the London Stock Exchange on 5 November 2026 — ‘National Grid 2026/27 Half Year Results Statement’

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/ Julian Baddeley _______________________
Julian Baddeley Group Company Secretary
Date: 5 November 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement sent to the London Stock Exchange on 5 November 2026 — ‘National Grid 2026/27 Half Year Results Statement’